                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C.  20549

                                       FORM 15


    Certification and Notice of Termination of Registration under
                       Section 12(g) of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                       of the Securities Exchange Act of 1934.

                           Commission File Number 34-025260
 ................................................................................

                           Kash n' Karry Food Stores, Inc.
 ................................................................................
                (Exact name of registrant as specified in its charter)

                6422 Harney Road, Tampa, Florida 33610, (813) 621-0200
 ................................................................................
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Common Stock, $0.01 par value
       (including Preferred Share Purchase rights issued with respect thereto)
 ................................................................................
             (Title of each class of securities covered by this Form)

                                   (Not Applicable)
 ................................................................................
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(i)      [ ]
         Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
         Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(i)      [ ]
         Rule 12g-4(a)(2)(ii)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
                                            Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date:

                                          1
 ................................................................................

    Pursuant to the requirements of the Securities Exchange Act of 1934 Kash n' Karry Food Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: 12/18/96              BY: /s/  R. William McCanless
     ---------------------     -----------------------------------------------
                                R. William McCanless, Executive Vice President

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.